FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Genoil Inc.

(Translation of registrant’s name into English)

510, 703 — 6 Ave. S.W., Calgary, Alberta, Canada T2P 3P4
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc. Registrant
Dated: July 25, 2005	By:	/s/ David K. Lifschultz
Title: Chief Executive Officer

GENOIL INC.
CORPORATE GOVERNANCE REVIEW AND DISCLOSURE
     The board of directors (the “Board”) of Genoil Inc. (the “Corporation”) has undertaken a review of the Corporation’s current corporate governance practices and procedures and has evaluated the effectiveness of such procedures as they relate to the Corporation and its current stage of development. The results of such review are outlined below.
1. Board of Directors
     The Corporation’s current board of directors consists of Messrs. David Lifschultz, Lawrence Lifschultz, Brian Korney, Robert Fields and Adam Hedayat. Of the current Board, Messrs. Fields and Hedayat are independent. Mr. David Lifschultz is not independent as he is the Chairman and CEO of the Corporation, similarly Mr. Brian Korney is not independent as he has recently acted as the Corporation’s Chief Financial Officer. Mr. Lawrence Lifschultz is not considered to be independent as he is related to David Lifschultz, the Corporation’s Chairman and CEO. Lawrence Lifschultz is David Lifschultz’s brother.
     The Board facilitates its exercise of independent supervision over management by attempting to meet independently from management when warranted, determining what additional information it needs from management and seeking outside advice and support as it considers appropriate. Generally the board attempts to ensure that all board committees are composed in the majority by non-management directors with consideration being had to the Corporation’s current size and board composition.
2. Directorships
     Other than as outlined below, none of the current directors of the Corporation is presently a director of any other entity that is a reporting issuer in Canada (or the equivalent in a foreign jurisdiction).
     Mr. Robert Fields is a member of the board of director of Statmon Technologies, Inc., a corporation listed in the United States on the OTC.BB (symbol “STCA”)
3. Orientation and Continuing Education
     The board currently does not have in place any formal procedure to orient new board members however, as part of their efforts to identify new candidates for new Board nominations, the Board attempts to add new members who are already familiar with the Corporation and its technologies or who have spent a considerable amount of time working with or for the Corporation. Also, the Corporation looks to nominate individuals to the board who have previous board experience and a track record of good corporate governance.
4. Ethical Business Conduct
     The Board is concerned with the encouragement and promotion of a culture of ethical business conduct. To this end, the Board endeavours to make itself available and approachable to all members of management and the senior employees of the Corporation and emphasizes to such individuals the importance of ethical business conduct. The Board intends to adopt a written code of ethics prior to the Corporation’s next annual meeting of shareholders.
5. Nomination of Directors
     The Board as a whole currently plays a role in identifying new candidates for board nomination. In identifying such candidates, consideration is given to such individuals’ familiarity with the Corporation, its technologies and its business as well as such individuals’ expertise, industry experience and overall reputation. The board is currently undertaking a review of possible new candidates for nomination to the board and expects to nominate at least one additional director in the near future. While the board is of the view that its current size is large enough to present a diversity of views and experience, but also small enough to enable it to carry out its duties effectively (with consideration being given to the current size and financial constraints) the Board has determined that it is in the best interests of the Corporation to add additional Canadian resident and independent directors to the Board.
6. Compensation
     The appropriate compensation for the directors and officers of the Corporation is recommended by the Corporation’s compensation committee for approval by the Board as a whole. The Corporation’s compensation committee currently consists of Messrs. Adam Hedayat and Robert Fields. The Board is currently in the process of approving a formal set of terms of reference for the compensation committee. The compensation committee seeks information as appropriate from management of the Corporation and the board as a whole in reviewing director and officer compensation in light of the Corporation’s current public status, stage of operation and current financial position. The compensation committee will be charged with reviewing and monitoring compensation of directors and officers of the Corporation in light of their risks and responsibilities from time to time.
7. Other Board Committees
     In addition to the compensation committee, the Board has an audit committee currently comprised of Messrs. Adam Hedayat, Brian Korney and Robert Fields, all of whom are financially literate. The audit committee has adopted an audit committee charter which is attached as a schedule to the latest management proxy circular of the Corporation and is available on SEDAR at www.sedar.com. The audit committee is responsible for monitoring the audit functions and review of the financial statements of the Corporation in advance of presentation to the board as a whole. Audit committee members communicate directly with the independent auditors as appropriate and are entitled to seek such independent outside advice and support as they consider appropriate.
8. Assessment
     The Corporation has no specific process in place at this time for assessing the effectiveness of its Board, its committees and individual directors. The board as a whole will consider implementing an appropriate process in this regard prior to the next annual meeting of shareholders.

9. Evaluation of Practices and Processes
     The board believes that the current practices and processes in place with respect to corporate governance are appropriate and effective for the Corporation given the current size and scope of the Corporation’s operations and with regard to the Corporation’s current financial position. The board periodically reviews its corporate governance procedures and makes such changes as are considered appropriate. It is the intention of the Board to institute an annual review process of the Corporation’s corporate governance measures and to publish such assessment and report in a form similar to this one on an annual basis. Such report will be made publicly available on SEDAR at www.sedar.com, either as a stand-alone document or by incorporation into future management proxy circulars.
Dated this 12th day of July, 2005.

(signed) David K. Lifschultz
David K. Lifschultz Chairman and Chief Executive Officer